SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)
CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.E.20
EX-99.E.21
EX-99.E.22

     This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Cypress with the SEC on October 4, 2010, Amendment No. 2 to Schedule 14D-9 previously filed by Cypress with the SEC on October 14, 2010 and Amendment No. 3 to Schedule 14D-9 previously fed by Cypress with the SEC on December 21, 2010, relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company which is owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, Royalty Pharma US Partners 2008, LP, a Delaware limited partnership, Royalty Pharma US Partners, LP, a Delaware limited partnership, and RP Investment Corp., a Delaware corporation, and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, to purchase all the issued and outstanding shares of Cypress’ common stock, $0.001 par value per share, together with the associated preferred stock purchase rights for $6.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010, Amendment No. 2 to Schedule TO on September 21, 2010, Amendment No. 3 to Schedule TO on September 30, 2010, Amendment No. 4 to Schedule TO on October 12, 2010, Amendment No. 5 to Schedule TO on October 14, 2010, Amendment No. 6 to Schedule TO on November 3, 2010, Amendment No. 7 to Schedule TO on December 10, 2010, Amendment No. 8 to Schedule TO on December 14, 2010, Amendment No. 9 to Schedule TO on December 15, 2010, Amendment No. 10 to Schedule TO on December 20, 2010, and by Amendment No. 11 to Schedule TO on December 21, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Item 8. Additional Information.
     The paragraph under the section titled “Legal Proceedings” is hereby amended and restated to read as follows:
     “On September 17, 2010, David Bates, individually and on behalf of all others similarly situated (“Bates”), filed a complaint against Cypress and its directors in the Court of Chancery of the State of Delaware (the “Delaware Court”) alleging that the directors breached their fiduciary duties of good faith, loyalty and due care. On December 23, 2010, an amended and restated complaint was filed with the Delaware Court to also allege that the directors breached the fiduciary duties of disclosure and that the Ramius/RP Group aided and abetted the directors’ breach of fiduciary duties. Additionally, on December 23, 2010, Bates filed a motion for expedited discovery and a motion for preliminary injunction to enjoin the consummation of the Transactions.
     On December 28, 2010, Conceicao Demedeiros, individually and on behalf of all others similarly situated (“Demedeiros”), filed a complaint against Cypress, Ramius, RP US, RP US 2008, RP US Corp, and Offeror (collectively, the “Ramius/RP Defendants”) in the Superior Court of the State of California, alleging that the directors breached their fiduciary duties of good faith, loyalty, due care and full and fair disclosure. The complaint further alleges that Cypress and the Ramius/RP Defendants aided and abetted the directors’ breaches of fiduciary duties.”
Item 9. Exhibits.
     Item 9 is hereby amended and restated to read as follows:

“Exhibit No.	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated December 20, 2010. (1)

(a)(1)(B)	Amended and Restated Letter of Transmittal (including Guidelines for Certification for Taxpayer Identification Number on Substitute Form W-9). (1)

(a)(1)(C)	Amended and Restated Notice of Guaranteed Delivery. (1)

Exhibit No.	Description

(a)(1)(D)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(E)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(F)	Form of Summary Advertisement as published on September 15, 2010. (2)

(a)(1)(G)	Information Statement to Cypress Stockholders. (See Annex I)

(a)(1)(H)	Opinion of Jefferies. (See Annex II)

(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Cypress, dated September 28, 2010.(3)

(a)(5)(A)	Press release dated September 15, 2010, announcing the commencement of the Offer. (2)

(a)(5)(B)	Press release dated September 28, 2010, announcing the recommendation of Cypress’ board of directors. (3)

(a)(5)(C)	Letter to Ramius dated August 5, 2010, rejecting the Original Ramius Group’s July Proposal. (3)

(a)(5)(D)	Letter to Ramius dated August 17, 2010, rejecting the Original Ramius Group’s August Proposal. (3)

(a)(5)(E)	Press Release dated December 10, 2010, issued by the Ramius/RP Group, announcing the extension of the Offer to December 17, 2010. (4)

(a)(5)(F)	Press Release dated December 14, 2010 issued by Ramius, announcing Cypress’ rejection of its revised $6.00 per share offer. (5)

(a)(5)(G)	Joint Press Release dated December 15, 2010, issued by Cypress and the Ramius/RP Group, announcing the execution of the Merger Agreement. (6)

(e)(1)	Cypress Bioscience, Inc. Severance Benefits Plan. (7)

(e)(2)	Amended and Restated Employment Agreement dated December 31, 2008 between Cypress and Dr. Jay Kranzler. (8)

(e)(3)	Amendment to Amended and Restated Employment Agreement, dated December 24, 2009, between Cypress and Dr. Jay Kranzler. (9)

(e)(4)	Certificate of Designation of Series A Junior Participating Preferred Stock. (10)

(e)(5)	Rights Agreement, dated as of September 27, 2010, by and between Cypress and American Stock Transfer & Trust Co. LLC, as rights agent. (11)

(e)(6)	Amendment No. 1 to Rights Agreement, dated December 14, 2010, by and between Cypress and American Stock Transfer & Trust Co. LLC, as rights agent. (12)

(e)(7)	Agreement and Plan of Merger, dated December 14, 2010, by and among Cypress, Ramius Value and Opportunity Advisors LLC, Royalty Pharma US Partners, LP, Royalty Pharma US Partners 2008, LP, RP Investment Corp. and Ramius V&O Acquisition LLC. (13)

(e)(8)	Confidentiality Agreement, dated October 8, 2010, by and between Cypress and Ramius. (14)

(e)(9)	Confidentiality Agreement, dated October 14, 2010, by and between Cypress and RP Management. (14)

(e)(10)	1996 Equity Incentive Plan. (15)

Exhibit No.	Description

(e)(11)	2000 Equity Incentive Plan. (16)

(e)(12)	2009 Equity Incentive Plan. (17)

(e)(13)	2009 Bonus Plan. (18)

(e)(14)	2010 Executive Bonus Plan. (19)

(e)(15)	Second Amended and Restated Certificate of Incorporation. (20)

(e)(16)	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation. (21)

(e)(17)	Fourth Amended and Restated Bylaws. (22)

(e)(18)	Section 262 of the Delaware General Corporation Law. (See Annex III)

(e)(19)	Non-Executive Severance Benefit Plan. (14)

(e)(20)	FAQs to Employees Regarding the Merger.

(e)(21)	FAQs to Former Employees Regarding the Merger.

(e)(22)	Notice to Optionees Regarding Treatment in Merger.

(1)	Incorporated by reference to the Schedule TO/A filed by the Ramius/RP Group on December 20, 2010.

(2)	Incorporated by reference to the Schedule TO filed by the Original Ramius Group on September 15, 2010.

(3)	Incorporated by reference to the Schedule 14D-9 filed by Cypress on September 28, 2010.

(4)	Exhibit (a)(5)(G) to the Schedule TO/A filed by the Ramius/RP Group on December 10, 2010.

(5)	Exhibit (a)(5)(I) to the Schedule TO/A filed by the Ramius/RP Group on December 14, 2010.

(6)	Exhibit 99.1 to the Form 8-K filed by Cypress on December 15, 2010.

(7)	Exhibit 10.20 to the Form 10-K filed by Cypress for the year ended December 31, 2008.

(8)	Exhibit 10.19 to the Form 10-K filed by Cypress for the year ended December 31, 2008.

(9)	Exhibit 10.19 to the Form 10-K filed by Cypress for the year ended December 31, 2009.

(10)	Exhibit 3.4 to the Form 8-K filed by Cypress on September 28, 2010.

(11)	Exhibit 4.2 to the Form 8-K filed by Cypress on September 28, 2010.

(12)	Exhibit 4.1 to the Form 8-K filed by Cypress on December 16, 2010.

(13)	Exhibit 2.1 to the Form 8-K filed by Cypress on December 16, 2010.

(14)	Previously filed.

(15)	Exhibit 99.2 to the Form 10-Q filed by Cypress for the quarter ended March 31, 1996.

(16)	Exhibit 10.25 to the Form 10-K filed by Cypress for the year ended December 31, 2000.

(17)	Exhibit 99.1 to the Form 8-K filed by Cypress on June 17, 2009.

(18)	Exhibit 10.1 to the Form 8-K filed by Cypress on April 14, 2009.

(19)	Exhibit 10.1 to the Form 8-K filed by Cypress on April 12, 2010.

(20)	Appendix C to the Definitive Proxy Statement filed by Cypress on August 11, 2003.

(21)	Exhibit 3.2 to the Form 10-Q filed by Cypress for the quarter ended September 30, 2009.

(22)	Exhibit 3.1 to the Form 8-K filed by Cypress on May 6, 2009.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.
By:	/s/ Jay D. Kranzler
Name:	Jay D. Kranzler, M.D., Ph.D.
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: December 28, 2010

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